Exhibit 99.1

RiT TECHNOLOGIES LTD.

NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

PROXY STATEMENT

RiT TECHNOLOGIES LTD.

NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2010 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") of RiT Technologies Ltd. (“we,” "RiT" or the "Company") will be held on Monday,  December 13, 2010 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, for the following purposes:

1.	To re-elect three (3) directors to the Board of Directors of the Company;

2.	To re-elect Mr. Israel Frieder as an external director;

3.
To approve the re-appointment of KPMG Somech Chaikin as the Company’s independent auditors for the fiscal year ending December 31, 2010; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of KPMG Somech Chaikin in accordance with the volume and nature of their services;

4.	To approve the liability insurance covering our directors and officers;

5.	To increase the Company’s authorized share capital and to approve related amendments to the Company’s Memorandum and Articles of Association;

6.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2009; and

7.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on November 12, 2010 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States.  Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company's Register of Members.

By Order of the Board of Directors, Sergey Anisimov Chairman of the Board of Directors

November 8, 2010

RiT TECHNOLOGIES LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.8 nominal value (the "Ordinary Shares"), of RiT Technologies Ltd. (“we,” "RiT" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2010 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on December 13, 2010 at 10:00 a.m (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Purpose of the Meeting

The agenda of the Annual General Meeting is as follows:

1.	To re-elect three (3) directors to the Board of Directors of the Company;

2.	To re-elect Mr. Israel Frieder as an external director;

3.
To approve re-appointment of KPMG Somech Chaikin as the Company’s independent auditors for the fiscal year ending December 31, 2010; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of KPMG Somech Chaikin in accordance with the volume and nature of their services;

4.	To approve the liability insurance covering our directors and officers;

5.	To increase the Company’s authorized share capital and to approve related amendments to the Company’s Memorandum and Articles of Association

6.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2009; and

7.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Company currently is not aware of any other matters which will come before the Annual General Meeting.  If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

Only holders of record of our Ordinary Shares as of the close of business on November 12, 2010 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting. Each Ordinary Share entitles the holder to one vote.  As of November 1, 2010 there were outstanding 3,907,041 Ordinary Shares.

Two or more shareholders conferring in the aggregate 35% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the Board of Directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders.

Voting and Proxies

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above.  On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated neither as a vote "for" nor as a vote "against" the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Proxies are being mailed to shareholders on or about November 15, 2010, and will be solicited mainly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. In addition, we reserve our right to engage a proxy solicitor in connection with this solicitation.

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Israeli Companies law, 1999 (the “Companies Law”), you may do so by delivery of appropriate notice to the Company’s offices located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, not later than November 22, 2010.

Security Ownership of Certain Beneficial Owners
and Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares, as of November 1, 2010 , by (i) each person known to the Company to beneficially own more than 5% of the Company's outstanding Ordinary Shares, and (ii) all directors and officers as a group.

Name	Number of Ordinary Shares Beneficially Owned	Beneficially Owned as Percent of Total Shares1
Sergey Anisimov 2	2,897,445	74.16%
Boris Granovsky 3	2,885,945	73.9%
All directors and officers as a group 4	2,977,525	76.2%

(1)
Based on 3,907,041 Ordinary Shares outstanding as of November 1, 2010.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options or warrants currently exercisable or exercisable within 60 days following November 1, 2010 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)
Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN Incorporated- our controlling shareholder (“STINS COMAN”). Based on a Schedule 13D/A report filed with the SEC on October 12, 2010 (the “13D/A Report”), jointly by STINS COMAN Incorporated, Sergey Anisimov and Boris Granovsky, Mr. Anismov is the beneficial owner (with shared  power to vote and dispose of the following shares) of (a) 2,885,945 Ordinary Shares held of record by STINS COMAN, and (b) 11,500 Ordinary Shares held of record by an Israeli private company named “Quartz (Israel) Commerce and Investments Ltd” with which he may be affiliated due to his wife  being a director and manager of Quartz Ltd.

(3)
Based on the 13D/A Report, Mr. Granovsky is the Vice President of, and owns a minority interest in, STINS COMAN. Consequently, Mr. Granovsky may be deemed the beneficial owner, and to share the power to vote and dispose of the shares held by STINS COMAN. Mr. Granovsky disclaims beneficial ownership of such shares.

(4)
Includes Sergey Anisimov’s beneficial ownership as specified above. Includes outstanding options exercisable, within 60 days as of October 31, 2010 into 80,080 Ordinary Shares at exercise prices that range between $2.96 to $59 per Ordinary Share and with expiration dates that range between December 2013 and July 2015.

ITEM 1 –ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Under the Company’s Articles of Association, the Board of Directors is to consist of not less than three (3) nor more than seven (7) directors, as may be determined by a resolution of the shareholders of the Company. Currently, the Board of Directors consists of five (5) members.  Directors of the Company, other than our two external directors, are elected at each annual general meeting of shareholders.

At the Annual General Meeting, shareholders will be asked to re-elect three (3) directors to the Company’s Board of Directors. Each elected nominee will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

A brief biography of each director nominee is set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid to these nominees, see below under the caption “Executive Compensation”.

The following information is supplied with respect to each person recommended to be elected by  the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.

Name	Principal Occupation or Employment with the Company	Age	Director Since
Sergey Anisimov	Chairman of the Board of Directors	56	2008
Boris Granovsky	Director	42	2008
Roman Govorov	Director	32	2008

Mr. Sergey Anisimov has served as the Chairman of the Company’s Board of Directors since June 2008. Mr. Anisimov founded STINS COMAN Incorporated, a holding company of several companies (the "Group"), in 1992 and since then has served as its president. The Group has been a distributor of the Company for the last 14 years. Mr. Anisimov has over 30 years of experience in various positions in the information technology business. He received an engineer diploma from the Moscow Institute of Aviation Technology and holds a Ph.D. in technologies from Moscow State Technical University N.A. N.E. Bauman.

Mr. Boris Granovsky has served as a member of the Company’s Board of Directors since June 2008. He has been the Chief Executive Officer of STINS COMAN Incorporated since 2000 and currently is the Vice President of STINS COMAN. Prior thereto, Mr. Granovsky served as a sales manager and thereafter as Vice President of Sales in STINS COMAN since 1995. Mr. Granovsky received a diploma in engineering in automated control systems from the Moscow Institute of Radio Engineering, Electronics and Automation and a BBA degree in management from the Business School of the Open University of United Kingdom.

Mr. Roman Govorov has served as a member of the Company’s Board of Directors since August 2008. He is serving as a Managing Director of IBRG Capital, a private equity fund, since September 2007.  From 2006 to 2007, he served as a senior associate and deputy head of the M&A department of Columbus Nova, a private equity fund.  From 2004 to 2006, he served as an associate and analyst at Aton Capital, a Russian investment bank.  From 2000 to 2004, he served as an analyst at United Financial Group, an investment bank that was acquired by Deutsche Bank in 2004.  Mr. Govorov is a graduate (major: finance and credit) of the Plekhanov Russian Academy of Economics and a graduate (major: applied mathematics) of the Moscow Engineering Physics Institute.

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Sergey Anisimov be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately;"

"RESOLVED, that Boris Granovsky be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately;" and

"RESOLVED, that Roman Govorov be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately."

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter is required to elect each of the said nominees.

The Board of Directors recommends that the shareholders vote FOR the election of all the nominees named above.

Executive Compensation

The aggregate direct remuneration paid to all our directors and officers as a group (consisting of 15 persons in 2009) for the year ended December 31, 2009, was approximately $ 1.4 million compared with $1.7 million in 2008 (the group consisted of 17 persons in 2008). This includes amounts expended by us for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel and approximately $0.3 million which was set aside or accrued to provide retirement annuities or similar benefits.  The amount does not include any expenses (including business travel, professional and business association dues and expenses) reimbursed to officers.

In 2009, we granted options to purchase an aggregate amount of 1,875 Ordinary Shares to our officers under our 2003 Share Option Plan at an exercise price of $5.44 per share. No options were granted to any of our directors in 2009. The options expire on the sixth anniversary of the date of grant.

The Company’s external directors and independent director (namely, Roman Govorov) receive, starting March 6, 2008, annual compensation of NIS 71,300 (currently equates to approximately $19,900) and NIS 3,470 (currently equates to approximately $968) per board meeting or per board committee meeting, all linked to the Israeli Consumer Price Index (“CPI”), as well as reimbursement of out-of-pocket expenses (including, without limitation, business travel and accommodation) incurred in performance of their services as directors. Two of the nominees (namely, Messrs. Anisimov and Granovsky), if elected, will not receive compensation for their service as directors of the Company, except for reimbursement of out-of-pocket expenses as aforesaid. The other nominees (namely, Mr. Govorov and Mr. Frieder) will receive the same compensation (and reimbursement of expenses) as specified above.

ITEM 2 – ELECTION OF EXTERNAL DIRECTOR
(Item 2 on the Proxy Card)

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 5759-1999 (the “Companies Law”) to appoint at least two external directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

External directors are required to be elected by the shareholders. The initial term of an external director is three years and he or she may be reelected to one additional term of three years.  Thereafter, our external directors may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors is required to include at least one external director, and the audit committee is required to include all the external directors.

Currently, our two external directors are Mr. Israel Frieder and MS. Galia Druker. Ms. Galia Druker was elected at the 2009 Annual General meeting for a term of three years. Mr. Israel Frieder became an external director in January 2002 and was reelected twice since then, such that his current term will expire on January 1, 2011. Consequently, at the Meeting shareholders will be asked to re-elect Mr. Frieder as external director for a fourth term of three years commencing on January 2, 2011. In accordance with the Companies Law and the regulations promulgated thereunder, our audit committee and the board of directors confirmed that, in light of the expertise and special contribution of Mr. Frieder to the work of our board of directors and its committees, his reelection for such additional period is beneficial to us.

A brief biography of Israel Frieder is set forth below. For details about compensation paid to this nominee, see above under the caption “Executive Compensation.” Such information is based upon the records of the Company and information furnished to it by the nominee:

Name	Principal Occupation or Employment with the Company	Age	Director Since	Percentage of Ordinary Shares Beneficially Owned as of November 1, 2010*
Israel Frieder (1) (2)	Chairman and CEO of “Israel Technology Acquisition Corp Inc.”	60	2002	*

* Less than 1.0%.

(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Nominations and Compensation Committee.

Mr. Israel Frieder has served as a director since January 2002. Mr. Frieder is the Chairman and CEO of Israel Technology Acquisition Corp Inc. and Chairman of A.A. Pearl Inv. and serves as director and provides management services at several companies including R.R. Satellites Ltd., Teledata-Networks and Cellvine Ltd. Mr. Frieder’s previous positions include serving as the Chief Executive Officer of Kardan Communications Ltd., Corporate Vice President of Business Development & Strategic Planning of ECI Telecom, the President of ECI Telecom, Inc., and the President of Network Systems of Tadiran Telecommunication Ltd. While at Tadiran, Mr. Frieder served as a director of Tadiran Telecommunications Canada, Inc., ECI – Tadiran Synchronous System Limited Partnership, Tadiran Telecommunications Public Switching Ltd., Tadiran Telecom (Kunming) Co. Ltd. (Joint Venture), Tadiran Telecommunication UK Ltd., and TNN – Tadiran Newbridge Networks Ltd. Mr. Frieder also served as the President of Elisra Tadiran, Public Switching Ltd. and served as a director of Motorola Tadiran Cellular Ltd. (PelePhone). Mr. Frieder holds a B.Sc. in Electrical Engineering from the Technion and an M.B.A. in Operational Research from the Hebrew University in Jerusalem.

It is proposed that at the Annual General Meeting the following Resolutions be adopted:

“RESOLVED, that  Israel Frieder be, and hereby is, appointed as an external director to the Board of Directors for a three years period commencing on January 2, 2011.”

Required Vote

Approval of the above resolution will require the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as such term is defined in the Companies Law), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of our outstanding shares. As of the date hereof, STINS COMAN is considered the controlling shareholder of the Company within the meaning of the Companies Law.

The Board of Directors recommends that the shareholders vote FOR approval of the election of the above-mentioned nominee.

ITEM 3 – RE-APPOINTMENT OF INDEPENDENT AUDITORS
(Item 3 on the Proxy Card)

Our Audit Committee and our Board of Directors have resolved to recommend to the shareholders that KPMG Somech Chaikin be re-appointed as the Company’s independent auditors for the 2010 fiscal year.

KPMG Somech Chaikin has no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of KPMG
Somech Chaikin is not affected by such limited non-audit functions and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

The shareholders will also be asked to authorize the Board of Directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s Audit Committee, as contemplated by the Sarbanes-Oxley Act of
2002.

With respect to the year 2009, we paid KPMG Somech Chaikin $ 94,109 for auditing services and  $5,000 for tax related services.

It is proposed that at the Annual General Meeting the following resolution be adopted:

 “RESOLVED, that the re-appointment of KPMG Somech Chaikin as independent auditors of the Company for the 2010 fiscal year be, and it hereby is, approved and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 4 – APPROVAL OF DIRECTORS AND OFFICERS LIABILITY INSURANCE
 (Item 4 on the Proxy Card)

The Companies Law and our Articles of Association authorize the Company, subject to receipt of all approvals required under applicable law, to insure our officers and directors for liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors, with respect to: (1) a violation of the duty of care of the office holder towards the Company or another person; (2) a breach of his or her duty of loyalty towards the Company, provided that the office holder acted in good faith and with reasonable grounds to assume that such action would not prejudice the benefit of the Company; and (3) a financial obligation imposed on the office holder for the benefit of another person.

Under the Companies law, the insurance of directors requires approval of our Audit Committee, Board of Directors and shareholders. Our Audit Committee and Board of Directors have approved the Company’s purchasing a directors and officers liability insurance policy, for the benefit of all directors and officers who may serve the Company from time to time, for a term of 12 months, with a limit of liability of US$10 million, at a premium of US$45,000 (the “Policy”).

We believe that it is in the Company’s best interests to provide D&O liability insurance coverage for the benefit of our directors to enable us to attract and retain highly qualified directors.

At the Meeting, the shareholders will also be asked to approve any renewal and/or extension of the Policy, and the purchase of any other D&O insurance policy upon the expiration of the Policy from the same or a different insurance company, provided that such renewal, extension or substitution is for the benefit of the Company and its officers and directors and on terms substantially similar to or more favorable to the Company than those of the then effective insurance policy and that the annual premium does not exceed an amount representing an increase of 20% in any year, as compared to the previous year. The approval of the shareholders of this proposed resolution at the Meeting will extend to any renewal or substitution of such policy, from time to time, within the foregoing limitations.  The approval will apply to current directors and any future directors who may serve from time to time, whether or not considered a “controlling person” under the Companies Law.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Policy and the liability insurance coverage described in the Proxy Statement, dated November 8, 2010, and any renewals, extensions or substitutions pursuant to the limitations set forth therein, for the benefit of all directors of the Company who may serve from time to time, be and hereby is approved.”

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter. Messrs. Anisimov and Granovsky may be deemed to be controlling shareholders. As a result, for the sake of clarity, these proposals, as regards such directors, will be approved only if (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter does not exceed 1% of the Company’s outstanding shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

STINS COMAN Incorporated is deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you do have a personal interest, please contact the Company's CFO at +972 (3) 766-4249 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 5 – INCREASING AUTHORIZED SHARE CAPITAL
(Item 5 on the Proxy Card)

RiT’s current authorized share capital is NIS 4,000,000 divided into 4,997,471.2 Ordinary Shares, par value NIS 0.8 each, and 20,230 Deferred Shares, par value 0.10 NIS each.

Our Ordinary Shares confer upon their holders the rights described in our Articles of Association, including a one vote right for each Ordinary Share (while the Deferred Shares confer upon their holders no rights other than the right to their par value upon liquidation of the Company).

During the previous months, the Company has issued a significant number of Ordinary Shares. As previously disclosed, in June and September 2010, RiT completed two private placement issuances to STINS COMAN, wherein STINS COMAN exercised its right to convert part of the loans it provided to RiT into equity. The aggregate number of Ordinary Shares issued to STINS COMAN in these two private placements was approximately 1.3 million Ordinary Shares, and accordingly we currently have approximately 3.9 million Ordinary Shares outstanding and a total of approximately 400,000 additional Ordinary Shares reserved for issuance pursuant to our various share incentive plans.

In light of the foregoing, RiT has less than 1 million Ordinary Shares available for future issuance. Such reserve may not meet the future needs of RiT and may hinder future equity investments in RIT. Our Board of Directors recommends that, at the Meeting, the shareholders approve an amendment to the Memorandum and Articles of Association to increase the authorized share capital to NIS 8,002,033, divided into 10,000,000 Ordinary Shares, par value NIS 0.80 each, and 20,230 Deferred Shares, par value NIS 0.10 each.

Our Board of Directors believes that the proposed increase in the number of authorized shares is necessary to provide the Company with the flexibility to pursue opportunities without added delay and expense. The additional shares authorized could be issued at the direction of the Board of Directors from time to time for any proper corporate purpose, including, without limitation, the raising of additional capital for use in the Company's business, whether by way of a public or private offering, the acquisition of other businesses, a split or dividend on then outstanding shares or in connection with any employee share plan or program. Any future issuances of authorized shares may be authorized by the Board of Directors without any further action by shareholders, except as required by applicable law.

Therefore, it is proposed that at the Annual General Meeting the following Resolutions be adopted:

 “RESOLVED, that the authorized share capital of the Company is increased to NIS 8,002,033, divided into 10,000,000 Ordinary Shares, par value NIS 0.80 each, and 20,230 Deferred Shares, par value NIS 0.10 each”;  and

“RESOLVED, that in order to reflect the foregoing resolution, Article 4 of the Amended and Restated Articles of Association of the Company and Section 3 of the Company’s Memorandum of Association, as amended, be amended to read as follows:

‘The share capital of the Company is eight million two thousand and thirty three New Israeli Shekels (NIS 8,002,033) divided into ten million (10,000,000) Ordinary Shares, par value NIS 0.80 each, and twenty thousand two hundred and thirty (20,230) Deferred Shares, par value NIS 0.10 each. The Ordinary Shares confer upon their holders the rights described in these Articles. Notwithstanding any other provision of these Articles, the Deferred Shares confer upon their holders no rights other than the right to their par value upon liquidation of the Company.’

Required Vote
The affirmative vote of not less than 75% of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolution.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 6 - CONSIDERATION OF THE FINANCIAL STATEMENTS

At the Annual General Meeting, the auditors’ report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2009 will be presented for discussion, as required by the Companies Law.  The foregoing auditors’ report and financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2009 (filed with the SEC on  June 29, 2010), may be viewed on our website www.rittech.com or through the EDGAR website of the SEC at www.sec.gov.

None of the auditors’ report, the financial statements, the Form 20-F and the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Sergey Anisimov Chairman of the Board of Directors

November 8, 2010